Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



For October 19, 2001


                     Euro Tech Holdings Company Limited
              -----------------------------------------------
              (Translation of registrant's name into English)


       18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
       -------------------------------------------------------------
                  (Address of Principal executive offices)


	Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F  [ X ]        Form 40-F  [   ]

	Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes  [   ]      No [ X ]

	If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.


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Item 5.	Other Events
--------------------

	On October 18, 2001, Euro Tech Holdings Company Limited (the "Registrant") issued a press release with regards to the opening of a shop to sell products directly to customers in Beijing.

The press release is attached as an exhibit and is incorporated by reference herein.


Item 7.	Financial Statements and Exhibits
-----------------------------------------

	Exhibit - Press Release dated October 18, 2001.


                               SIGNATURES

	Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     EURO TECH HOLDINGS COMPANY LIMITED
                                     (Registrant)



Dated: October 18, 2001              By:     /s/ T.C. Leung
                                        -------------------------------
                                        T.C. Leung, Chief Executive
                                        Officer and Chairman of the Board


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              Exhibit - Euro Tech 6K October 18, 2001



Euro Tech Holdings - Opening of Shop in Beijing

HONG KONG, October 18, 2001/PRNewswire -- Euro Tech Holdings Company Limited (Nasdaq: CLWT: CLWTW: ("Euro Tech").

On October 12, 2001 Euro Tech officially opened a shop in Beijing to sell inventoried water, waste water related process control, analytical and testing instruments and other electronics testing equipment to potential customers. Euro Tech's shop is located at 92A Xi Zhi Bei Dai Street, Xi Zhen District, Beijing. This Beijing shop was opened earlier than planned. Euro Tech had planned to open the shop by the end of 2001. In April of 2001, Euro Tech had opened its first such shop in Shanghai. If the Beijing and Shanghai shops prove commercially feasible, Euro Tech intends to explore having independent third parties, not otherwise affiliated with Euro Tech, establish similar shops in other cities in China. In view of China's impending WTO accession, the two shops and possible shops to be opened by independent third parties represent a new marketing tool to be used by Euro Tech. There can be no assurance that the shops will prove to be commercially viable, that Euro Tech will not sustain losses in connection with the founding costs of opening and running the shops, hiring personnel and similar expenses. There can be no assurance that similar shops will be established by independent third parties, that any such third party shop will be come commercially viable, or result in any significant revenues or profits to Euro Tech.

Certain statements in this news release regarding Euro Tech's expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Euro Tech would like to caution readers regarding certain forward-looking statements in this document and in all of its communications to shareholders and others, press releases, securities filings, and all other communications. Such statements indicate uncertainty and Euro Tech can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having Euro Tech's offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with Euro Tech's own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely deployment of resources. Please see the "Risk Factors" in Euro Tech's filings (including Form 20-F) with the Securities and Exchange Commission for a description of some, but not all, risks, uncertainties and contingencies.

/CONTACT: T.C. Leung, Chairman and CEO, or Jerry Wong, CFO,
+852-2814-0311, or fax +825-2873-4887, both of Euro Tech Holdings
Company Limited.



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